Exhibit d.1

MATURITY EXTENSION RIDER

This Rider is made a part of the policy on the date specified on Page 3.

Benefit – Upon the Insured’s attaining Age 99 and at any time in the twelve calendar months thereafter, you may request that coverage be extended beyond the Maturity Date shown on Page 3. Upon receipt of such request, In Writing, at Our Office, we will continue this policy in force after the Maturity Date until the death of the Insured.

The Death Benefit on the Maturity Date shown on Page 3 will be Cash Value less any Loan Account value and less any Deduction Amounts due but not paid.

On the Maturity Date shown on Page 3, any past due monthly Deduction Amounts must be paid in order for this Rider to become effective. The Death Benefit after the Maturity Date will be the Cash Value less any Loan Account value. All other provisions of the policy relating to the payment of the Death Benefit apply to the Death Benefit as described in this Rider. The Death Benefit is based on the experience of the Sub-Accounts selected and is variable and is not guaranteed.

After the Maturity Date shown on Page 3, periodic Deduction Amounts will no longer be charged against the Cash Value and additional premiums will not be accepted.

Taxation – The policy to which this Rider is attached is intended to qualify as a life insurance policy for Federal tax purposes. The amount payable under this policy upon the death of the Insured is intended to qualify for the Federal income tax exclusion. The provisions of the policy are to be interpreted to ensure such tax qualification, notwithstanding any other provision to the contrary.

The policy may be surrendered prior to the death of the Insured for its Cash Surrender Value. Such a surrender will be treated as a taxable distribution.

The Travelers Life and Annuity Company does not give tax advice. No language in this Rider should be construed to mean that the Death Benefit and Cash Value will be exempt from any future tax liability. The tax results of any benefits received under this Rider depend upon interpretation of the Internal Revenue Code. You should consult your personal tax advisor prior to the exercise of this option to assess any potential tax liability.

THE TRAVELERS LIFE AND ANNUITY COMPANY

Chairman